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October 23, 2008

VIA EDGAR AND OVERNIGHT MAIL

Mr. Damon Colbert, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

Re:	Aftersoft Group, Inc.
Amendment No. 6 to Registration Statement on Form S-1/A
Filed on October 6, 2008
File No. 333-140758 (the “Registration Statement”)

Dear Mr. Colbert:

We are counsel to Aftersoft Group, Inc. (“Aftersoft,” the “Company” or “our client”). On behalf of our client, we respond as follows to the Staff’s comments dated October 17, 2008, relating to the above-captioned registration statement. Captions and section headings herein will correspond to those set forth in Amendment No. 7 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 6, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
We note that you have added to this registration statement the resale of common stock underlying warrants issued to Mr. McKenna in August and November 2007. We also note that the common stock was issued to Mr. Blumenthal in June 2007. This registration statement was initially filed in February 2007. Therefore, it does not appear that the private placement to either Mr. McKenna or Mr. Blumenthal were completed private placements at the time the initial registration statement was filed. If the private placement was not completed at the time the initial registration statement was filed, then the resale may not be registered at this time. Please advise or revise.

As we discussed on October 20, 2008, the Company has removed from this Registration Statement the resale of the shares of common stock and shares underlying warrants held by Mr. McKenna and Mr. Blumenthal, as applicable. The Company intends to file a separate registration statement covering these shares within the next two weeks.

Prospectus Summary, page 1

2.
Please remove the reference to “SEC approval of the transaction” from pages 1 and 29. We remind you of the legend required by Item 501(b)(7) of Regulation S-K that the SEC has not approved or disapproved of these securities and “any representation to the contrary is a criminal offense.”

The requested change has been made. Please see pages 1 and 28 of the Registration Statement.

Risk Factors, page 7

3.
We reissue comment three from our letter dated August 18, 2008. Revise the risk factor discussing the delinquency of your parent in its reporting requirements to discuss the risk to the company and its shareholders. Revise similar disclosure throughout the prospectus to also discuss the risk. Also, clearly discuss the common management of ADNW and Aftersoft, in the risk factor section.

The requested change has been made. Please see page 7 of the Registration Statement. We also have added similar disclosure to the Registration Statement on pages 1, 15, and 28.

Use of Proceeds, page 13

4.
We note your statement: “Further, while the Company has issued and is registering…common stock purchase warrants to purchase an aggregate of up to 3,437,500 shares of common stock to another Additional Selling Shareholder…” It appears that you are registering the resale of the common stock underlying the warrants, not the warrants. Please revise accordingly.

Since the Company has deleted from the Registration Statement all references to the Additional Selling Shareholders and the resale of their shares and shares underlying their warrants, as applicable, in response to the Staff’s Comment No. 1, the entire paragraph containing the quoted language has been deleted from the Use of Proceeds section.

Summary Compensation Table for Fiscal Year 2008 and 2007, page 61

5.
We partially reissue comment six in our letter dated August 18, 2008. Please revise footnote three to disclose all assumptions made in the valuation of the stock award by reference to a discussion of those assumptions in the company’s financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis. We direct your attention to the Instruction to Item 402(n)(2)(v) and (vi) of Regulation SK.

The requested change has been made. Please also see the Director Compensation Table at pages 62-63, where a conforming change has been made.

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We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ David E. Danovitch, Esq.
David E. Danovitch, Esq.
cc: Aftersoft Group, Inc.